===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                              CARNIVAL CORPORATION
                                  CARNIVAL PLC
                     -------------------------------------
                                (Name of Issuer)

        Common Stock, par value $0.01 per share, of Carnival Corporation
                      Special Voting Share of Carnival plc

                 Trust Shares (Representing Beneficial Interests
                   in the P&O Princess Special Voting Trust)
                 ------------------------------------------------
                         (Title of Class of Securities)


                   Common Stock: 143658 10 2 and 143658 30 0**
                        Special Voting Share: G7214F 12 2
                           Trust Shares: 143658 30 0**
                 ------------------------------------------------
                                 (CUSIP Number)

                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
         ------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  JANUARY 29, 2007
                     -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.


===============================================================================

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:           1,861,718
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:               -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:      1,861,718
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:          -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,861,718
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         TAMMS MANAGEMENT CORPORATION
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:           1,894,157
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:               -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:        218,611
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:    1,675,546
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,894,157
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         NICKEL CONTINUED IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         2,124,560
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    2,124,560
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:        -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,124,560
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1994 B SHARES, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:               -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:          -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         17%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         PN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MA 1994 B SHARES, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         106,114,284
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:               -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    106,114,284
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:          -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,114,284
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         17%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MICKY ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         115,387,303
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:        72,847,639
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    113,954,864
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:   74,280,078
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         188,234,942
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [X]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         30%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ETERNITY TWO TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:               -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       3,000,000
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:          -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  3,759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,759,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         SHARI ARISON
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States and Israel
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         1,131,800
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    1,131,800
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,102,708
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,234,508
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JMD DELAWARE, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         8,525,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    8,525,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:        -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         8,525,000
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JAMES M. DUBIN
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         United States
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:          40,505,873
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:        75,847,639
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:     10,420,157
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  108,124,804
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         118,544,961
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         19.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ARTSFARE 2005 TRUST No. 2
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:              -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  32,866,264
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         32,866,264
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         5.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ARTSFARE 2006 TRUST No. 1
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:              -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,805,943
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,805,943
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.3%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ARTSFARE 2006 TRUST No. 2
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:              -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:   6,473,623
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,473,623
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         1.0%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         KNIGHT PROTECTOR, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         30,085,716
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       35,460,819
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  65,546,535
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         65,546,535
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         10.5%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         SUNTRUST DELAWARE TRUST COMPANY
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:              -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  41,145,830
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         41,145,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JMD-LMA PROTECTOR, INC.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       41,145,830
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  41,145,830
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         41,145,830
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         6.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         CO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         J.P. MORGAN TRUST COMPANY OF DELAWARE
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:                -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:        3,000,000
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:   3,759,010
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,759,010
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.6%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         ARTSFARE 2003 TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:               -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:             -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:          -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  1,432,439
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,439
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         MBA I, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:               -0-
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       1,400,000
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:    1,400,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:     32,439
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,432,439
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JAFASA CONTINUED IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:        1,000,000
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:            -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:   1,000,000
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:       -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,000,000
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.2%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         JOHN J. O'NEIL
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:         30,085,716
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:       34,701,809
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:           -0-
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:  65,546,535
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         65,546,535
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         10.5%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         IN
--------------------------------------------------------------------------------

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0,
Special Voting Share:  G7214F 12 2,  Trust Shares: 143658 30 0
--------------------------------------------------------------------------------
1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons:

         NICKEL 2003 GRAT
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions):

         Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization:

         Delaware
--------------------------------------------------------------------------------
Number of               7)      Sole Voting Power:        2,592,895
Shares Bene-            --------------------------------------------------------
ficially                8)      Shared Voting Power:            -0-
Owned by                --------------------------------------------------------
Each Report-            9)      Sole Dispositive Power:   2,592,895
ing Person              --------------------------------------------------------
With                    10)     Shared Dispositive Power:       -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,592,895
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11):

         0.4%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions):

         OO
--------------------------------------------------------------------------------

              The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Investment Company, Limited Partnership ("TAMMS L.P."), TAMMS Management Corporation ("TAMMS Corp."), the Nickel Continued Irrevocable Trust, MA 1994 B Shares, L.P. ("B Shares, L.P."), MA 1994 B Shares, Inc. ("B Shares, Inc."), Micky Arison, Eternity Two Trust, Shari Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1, Artsfare 2006 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust, John J. O'Neil and the Nickel 2003 GRAT (collectively, the "Reporting Persons"). This Amendment No. 10 is being filed because the number of Shares beneficially owned by the Reporting Persons has decreased by an amount in excess of one percent of the total number of Shares outstanding. This Schedule 13D is hereby amended as follows:


ITEM 1.       SECURITY AND ISSUER

              No material change.

ITEM 2.       IDENTITY AND BACKGROUND

On August 25, 2005, Micky Arison ceased to be the President and Treasurer of TAMMS Corp. and Henry Eckstein became the President of TAMMS Corp. Effective February 16, 2007, Henry Eckstein ceased to be the President and James M. Dubin was appointed the President of TAMMS Corp. Effective February 16, 2007, Tom Greene was appointed as a Vice President and Treasurer and Michelle Boss was appointed as Secretary of TAMMS Corp.

In a series of transactions, for no consideration, on November 4, 2005, 448,280 Shares held by the Nickel 2003 GRAT were transferred to MA 1997 Holdings, L.P.

On December 21, 2005, Artsfare 1992 Irrevocable Trust transferred 38,574,402 of its Shares in an authorized distribution for no consideration to the newly formed Artsfare 2005 Trust No. 2.

On February 9, 2006, TAMMS L.P., transferred 32,439 of its Shares to TAMMS Corp., its managing general partner, and 759,010 of its Shares to the Jafasa Continued Irrevocable Trust, a limited partner, in partial withdrawals of their partnership interests.

On February 14, 2006, TAMMS L.P., transferred 1,000,000 of its Shares to MBA I, L.P., a limited partner, in a partial withdrawal of MBA I, L.P.'s partnership interest.

On March 22, 2006, Artsfare 1992 Irrevocable Trust transferred its remaining 2,571,428 Shares in an authorized distribution for no consideration to Artsfare 2005 Trust No. 2.

On May 12, 2006, Eternity One Trust transferred all of its Shares in an authorized distribution for no consideration to Shari Arison.

On June 14, 2006, MA 1997 Holdings, L.P., transferred 2,807,545 of its Shares for no consideration to the newly formed Nickel 2006 GRAT.

On August 8, 2006, Eternity One Trust transferred its limited partnership interest in TAMMS L.P., to Shari Arison, in an authorized distribution for no consideration.

On October 2, 2006, Artsfare 2005 Trust No. 2 transferred 1,805,943 of its Shares in an authorized distribution for no consideration to the newly formed Artsfare 2006 Trust No. 1 and 6,473,623 of its Shares in an authorized distribution for no consideration to the newly formed Artsfare 2006 Trust No. 2.

In a series of transactions, for no consideration, on November 6, 2006, 581,747 Shares held by the Nickel 2003 GRAT were transferred to the Nickel 2003 Revocable Trust. As described under Item 5(vii) below, Micky Arison retains sole voting and dispositive power over shares held by the Nickel 2003 Revocable Trust.

On December 29, 2006, MA 1997 Holdings, L.P. transferred its Shares to Nickel 2003 Revocable Trust as a liquidating distribution.

On December 31, 2006, MA 1997 Holdings, L.P. was dissolved.

On December 31, 2006, MA 1997 Holdings, Inc. was dissolved.

On January 22, 2007, Micky Arison acquired 60,000 Shares upon exercise of vested options, which Shares were transferred in an authorized distribution to Nickel 2003 Revocable Trust.

Item 2 is hereby further amended by deleting paragraphs relating to MA 1997 Holdings, L.P., MA 1997 Holdings, Inc. and Nickel 1994 "B" Trust and adding the following:

The name, residence or business address and principal occupation or employment of the new officers of TAMMS Corp. are as follows:

-----------------------------------------------------------------------------------------------------
                                RESIDENCE OR                          PRINCIPAL OCCUPATION
   NAME                       BUSINESS ADDRESS                           OR EMPLOYMENT
-----------------------------------------------------------------------------------------------------
James Dubin                Paul, Weiss, Rifkind,                 Attorney-at-Law at Paul, Weiss,
                           Wharton & Garrison LLP                Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                           New York, New York 10019

Thomas Greene              SunTrust Bank South Florida           Senior Vice President and
                           777 Brickell Avenue                   Senior Trust Administrator at
                           Miami, FL 33131                       SunTrust Bank South Florida

-----------------------------------------------------------------------------------------------------
                                RESIDENCE OR                          PRINCIPAL OCCUPATION
   NAME                       BUSINESS ADDRESS                           OR EMPLOYMENT
-----------------------------------------------------------------------------------------------------
Michelle Boss              Paul, Weiss, Rifkind,                 Attorney-at-Law at Paul, Weiss,
                           Wharton & Garrison LLP                Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                           New York, New York 10019

Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2 are Delaware trusts formed for the benefit of Marilyn Arison and her heirs. The business address of each of the Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2 is c/o SunTrust Delaware Trust Company, 1011 Centre Road, Suite 108, Wilmington, Delaware, 19805. The sole trustee of the each of the Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2 is SunTrust Delaware Trust Company, and each of the trusts' protector is JMD-LMA Protector, Inc. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of JMD-LMA Protector, Inc. are set forth in Item 2(c)(xxi).

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              No material change.

ITEM 4.       PURPOSE OF TRANSACTION

              On January 3, 2007, Shari Arison entered into a sales plan under Rule 10b5-1. Under the plan, Shari Arison may sell up to 4 million Shares in open market transactions. The aggregate amount of Shares beneficially owned by the Reporting Persons that have been or are to be sold pursuant to sales plans under Rule 10b5-1 on and after August 28, 2003 is approximately 50 million. In the future, similar sales plans to sell Shares beneficially owned by the Reporting Persons under Rule 10b5-1 may be effected.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Item 5 is hereby amended and restated in its entirety as follows:

              All ownership percentages set forth herein assume that there are 623,064,298 Shares outstanding, representing the total number of shares reported in the Beneficial Ownership Table of the Preliminary Proxy of Carnival Corporation filed with the SEC on February 2, 2007.

              (a) and  (b)(i)  TAMMS  L.P.  may be deemed to own  beneficially
1,861,718 Shares (approximately 0.3% of the total number of Shares outstanding). TAMMS L.P. has sole voting power and sole dispositive power over the 1,861,718 Shares held by TAMMS L.P.

              (ii) TAMMS Corp. is the Managing General Partner of TAMMS L.P. and as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Shares held by TAMMS L.P. TAMMS Corp. may be deemed to own beneficially all the 1,861,718 Shares (approximately 0.3% of the total number of Shares outstanding) beneficially owned by TAMMS L.P. TAMMS Corp. has sole voting power over the 1,861,718 Shares directly held by TAMMS L.P. Pursuant to the Limited Partnership Agreement, the Managing General Partner of TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P. To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed. Thus, TAMMS Corp. has sole dispositive power over 186,172 Shares held by TAMMS L.P. and shares dispositive power over the remaining 1,675,546 Shares held by TAMMS L.P. TAMMS Corp. also holds 32,439 Shares directly. TAMMS Corp. has sole voting and dispositive power over the 32,439 Shares it holds directly.

              (iii) Nickel Continued Irrevocable Trust beneficially owns an aggregate of 2,124,560 Shares (approximately 0.3% of the total number of Shares outstanding), all of which it holds directly. Nickel Continued Irrevocable Trust has sole voting and dispositive power with respect to the 2,124,560 Shares held by it.

              (iv)    B  Shares,  L.P.   beneficially  owns  an  aggregate  of
106,114,284 Shares (approximately 17% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

              (v)     B  Shares,  Inc.   beneficially  owns  an  aggregate  of
106,114,284   Shares   (approximately  17%  of  the  total  number  of  Shares
outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

              (vi)    Micky   Arison   beneficially   owns  an   aggregate  of
188,234,942 Shares (approximately 30% of the total number of Shares outstanding), 960,000 Shares of which are underlying vested options which he holds directly, 941,747 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 106,114,284 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 1994 "B" Trust, 73,386,032 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999, 1,432,439 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Artsfare 2003 Trust, and 2,592,895 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instrument for the Nickel 2003 GRAT and the 2,807,545 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instrument for the Nickel 2006 GRAT. Micky Arison has shared dispositive and voting power with respect to the 32,866,264 Shares held by the Artsfare 2005 Trust No. 2, the 1,805,943 Shares held by the Artsfare 2006 Trust No. 1, the 6,473,623 Shares held by the Artsfare 2006

Trust No. 2, and the 31,701,809 Shares held by the Eternity Four Trust. Micky Arison has sole voting and dispositive power with respect to the 941,747 Shares held by the Nickel 2003 Revocable Trust. Micky Arison has shared dispositive power with respect to the 1,432,439 Shares indirectly held by the Artsfare 2003 Trust. Micky Arison has sole voting power over 1,432,439 of the Shares indirectly held by the Artsfare 2003 Trust. Micky Arison has sole voting and dispositive power with respect to the 538,393 Shares held by the Nickel 97-06 Trust and the 106,114,284 Shares indirectly held by the Nickel 1994 "B" Trust. Micky Arison is deemed to be the beneficial owner of the 960,000 Shares underlying vested options and the 2,592,895 Shares held by the Nickel 2003 GRAT and the 2,807,545 Shares held by the Nickel 2006 GRAT over which he may acquire beneficial ownership at any time by replacing the trustee or reacquiring the Shares from the Nickel 2003 GRAT or the Nickel 2006 GRAT by substituting other property of an equivalent value.

              (vii) Eternity Two Trust beneficially owns an aggregate of 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), 3,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. Eternity Two Trust has shared voting and dispositive power with respect to the 3,000,000 Shares held by it and shares dispositive power over the 759,010 Shares held by TAMMS L.P.

              (viii) Shari Arison beneficially owns 2,234,508 Shares (approximately 0.4% of the total number of Shares outstanding), 1,131,800 of which she holds directly and 1,102,708 of which she holds beneficially by virtue of her interest in TAMMS, L.P. Shari Arison has sole voting power and dispositive power with respect to the 1,131,800 Shares she holds directly. She has shared dispositive power with respect to the 1,102,708 Shares held by TAMMS, L.P.

              (ix)    JMD  Delaware,  Inc.  beneficially  owns an aggregate of
8,525,000 Shares (approximately 1.4% of the total number of Shares outstanding), by virtue of being the trustee of the Nickel Continued
Irrevocable Trust, the Jafasa Continued Irrevocable Trust, the Nickel 2003 GRAT and the Nickel 2006 GRAT. JMD Delaware, Inc. has sole voting and dispositive power with respect to the Shares held by the Nickel Continued Irrevocable Trust, the Jafasa Continued Irrevocable Trust, the Nickel 2003 GRAT and the Nickel 2006 GRAT. Accordingly, JMD Delaware, Inc. may be deemed to beneficially own such Shares for which it expresses voting and/or dispositive power. JMD Delaware, Inc. disclaims beneficial ownership of all such Shares.

              (x) James M. Dubin beneficially owns an aggregate of 118,544,961 Shares (approximately 19.0% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 118,543,961 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, Inc. and JMD-LMA Protector, Inc., a fifty-percent shareholder of Knight Protector, Inc., the sole trustee of the Artsfare 2003 Trust and the President of TAMMS Corp. Mr. Dubin has sole voting and dispositive power with respect to the 1,000 Shares he holds directly. Mr. Dubin has sole voting and dispositive power with respect to the 2,124,560 Shares held by the Nickel Continued Irrevocable Trust, the 1,000,000 Shares held by the Jafasa Continued Irrevocable Trust, the 2,592,895 Shares held by the Nickel 2003 GRAT, and the 2,807,545 Shares held by the Nickel 2006 GRAT. Mr. Dubin has shared voting and dispositive power with respect to the 32,866,264 Shares held by Artsfare 2005

Trust No. 1, the 1,805,943 Shares held by Artsfare 2006 Trust No. 1, and the 6,473,623 Shares held by Artsfare 2006 Trust No. 2. Mr. Dubin has sole voting power with respect to 30,085,716 Shares held by Eternity Four Trust. Mr. Dubin has shared voting power with respect to 31,701,809 Shares held by Eternity Four Trust and 3,000,000 Shares held by Eternity Two Trust. Mr. Dubin has shared dispositive power with respect to the 61,787,525 Shares held by Eternity Four Trust, 759,010 Shares held by TAMMS L.P., and the 1,432,439 Shares held by Artsfare 2003 Trust. As the President of TAMMS Corp., the managing general partner of TAMMS L.P., Mr. Dubin has sole voting and dispositive power with respect to 1,861,718 Shares beneficially owned by TAMMS L.P., and sole voting and dispositive power with respect to the 32,439 Shares directly owned by TAMMS Corp. Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power. Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

              (xi)    Artsfare  2005  Trust  No.  2   beneficially   owns  the
32,866,264   Shares  for  which  it   exercises   shared   dispositive   power
(approximately 5.3% of the total number of Shares outstanding).

              (xii)   Artsfare  2006  Trust  No.  1   beneficially   owns  the
1,805,943   Shares   for  which  it   exercises   shared   dispositive   power
(approximately 0.3% of the total number of Shares outstanding).

              (xiii)  Artsfare  2006  Trust  No.  2   beneficially   owns  the
6,473,623   Shares   for  which  it   exercises   shared   dispositive   power
(approximately 1% of the total number of Shares outstanding).

              (xiv) Knight Protector, Inc. beneficially owns an aggregate of 65,546,535 Shares (approximately 10.5% of the total number of Shares outstanding), by virtue of being the protector of Eternity Four Trust and the protector of Eternity Two Trust. Knight Protector, Inc. has shared voting and dispositive power with respect to the 3,000,000 Shares held by Eternity Two Trust and shared dispositive power with respect to the 759,010 Shares held by TAMMS L.P. Knight Protector, Inc. has shared dispositive power with respect to 61,787,525 Shares held by Eternity Four Trust. Knight Protector, Inc. has shared voting power with respect to 31,701,809 Shares held by Eternity Four Trust, and has sole voting power with respect to 30,085,716 Shares held by Eternity Four Trust.

              (xv) SunTrust Delaware Trust Company beneficially owns 41,145,830 Shares (approximately 6.6% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2. SunTrust Delaware Trust Company has shared dispositive power with respect to the Shares held by Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2. Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares for which it exercises such dispositive power. SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

              (xvi) JMD-LMA Protector, Inc. beneficially owns an aggregate of 41,145,830 Shares (approximately 6.6% of the total number of Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2. JMD-LMA Protector, Inc., has shared voting and dispositive power with respect to Shares held by Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2.

              (xvii) J.P. Morgan Trust Company of Delaware beneficially owns 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), by virtue of being the sole trustee of Eternity Two Trust. J.P. Morgan Trust Company of Delaware has shared voting and dispositive power with respect to the 3,000,000 Shares held directly by Eternity Two Trust and shared dispositive power with respect to the 759,010 Shares held by TAMMS L.P. Accordingly, J.P. Morgan Trust Company of Delaware may be deemed to beneficially own such Shares for which it exercises shared voting and/or dispositive power. J.P. Morgan Trust Company of Delaware disclaims beneficial ownership of such Shares.

              (xviii) Artsfare 2003 Trust beneficially owns an aggregate of 1,432,439 Shares (approximately 0.2% of the total number of Shares outstanding), 1,400,000 of which it holds beneficially by virtue of its interest in MBA I, L.P. and 32,439 of which it holds beneficially by virtue of the limited partnership interest of MBA I, L.P. in TAMMS, L.P. Artsfare 2003 Trust has shared dispositive power with respect to the 1,400,000 Shares directly held by MBA I, L.P. and the 32,439 Shares held indirectly by MBA I, L.P., by virtue of being the sole stockholder of TAMMS Corp.

              (xix) MBA I, L.P. beneficially owns an aggregate of 1,432,439 Shares (approximately 0.2% of the total number of Shares outstanding), 1,400,000 Shares of which it holds directly and 32,439 Shares of which it owns beneficially by virtue of its interest in TAMMS L.P. MBA I, L.P. has shared voting and dispositive power over the 1,400,000 Shares it holds directly and exercises shared dispositive power over the 32,439 Shares held by TAMMS Corp.

              (xx) The Jafasa Continued Irrevocable Trust beneficially owns an aggregate of 1,000,000 Shares (approximately 0.2% of the total number of Shares outstanding), all of which it holds directly. The Jafasa Continued Irrevocable Trust has sole voting and dispositive power with respect to such Shares held by it.

              (xxi) John J. O'Neil beneficially owns an aggregate of 65,546,535 Shares (approximately 10.5% of the total number of Shares outstanding)  by  virtue  of  being  a  fifty-percent  shareholder  of  Knight
Protector, Inc. Mr. O'Neil has shared voting and dispositive power with respect to the 3,000,000 Shares held by Eternity Two Trust and shared dispositive power with respect to the 759,010 Shares held by TAMMS L.P. Mr. O'Neil has sole voting power with respect to 30,085,716 Shares held by Eternity Four Trust and shared voting power with respect to 31,701,809 Shares held by Eternity Four Trust. Mr. O'Neil has shared dispositive power with respect to the 61,787,525 Shares held by Eternity Four Trust. Accordingly, Mr. O'Neil may be deemed to beneficially own such Shares for which he exercises shared voting and/or dispositive power. Mr. O'Neil disclaims beneficial ownership of all such Shares.

              (xxii) The Nickel 2003 GRAT owns an aggregate of 2,592,895 Shares (approximately 0.4% of the total number of Shares outstanding). The Nickel 2003 GRAT has sole voting power and sole dispositive power with respect to the 2,592,895 Shares held by it.

              (xxiii) The Reporting Persons, as a group, beneficially own an aggregate of 230,152,136 Shares (approximately 37% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares, except for Shares held by Eternity Four Trust over which Citigroup Institutional Trust Company exercises shared dispositive power.

              (c)(i) During the past 60 days, Shari Arison has sold Shares in open market transactions on the New York Stock Exchange pursuant to a sales plan under Rule 10b5-1 as follows:

-------------------------------------------------------------------------------
                                                              AVERAGE
          DATE                 NO. OF SHARES SOLD         PRICE PER SHARE
-------------------------------------------------------------------------------
        01/04/07                     170,000                  $50.90
        01/05/07                     103,000                  $50.31
        01/08/07                     153,200                  $50.04
        01/09/07                     500,000                  $50.44
        01/10/07                     270,600                  $50.28
        01/11/07                     500,000                  $50.88
        01/16/07                     50,000                   $51.31
        01/17/07                     70,000                   $51.45
        01/18/07                     100,000                  $51.85
        01/19/07                     100,000                  $52.43
        01/22/07                     100,000                  $52.13
        01/23/07                     50,000                   $52.12
        01/24/07                     70,000                   $52.16
        01/25/07                     60,000                   $51.97
        01/26/07                     100,000                  $51.91
        01/29/07                     85,000                   $51.99
        01/30/07                     100,000                  $52.08
        01/31/07                     40,000                   $51.53
        02/01/07                     100,000                  $51.98
        02/02/07                     60,000                   $52.11
        02/05/07                     54,600                   $50.74
        02/06/07                     10,700                   $50.00
        02/07/07                     21,100                   $50.07

              Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

              (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              On January 3, 2007, Shari Arison entered into a sales plan under Rule 10b5-1. Under the plan, Shari Arison may sell up to 4 million Shares in open market transactions.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              The following exhibits have been filed with this Schedule 13D/A.

Exhibit 34 Joint Filing Agreement, dated as of February 27, 2007, among TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Nickel Continued Irrevocable Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity Two Trust, Shari Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1, Artsfare 2006 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust, John J. O'Neil and the Nickel 2003 GRAT.

The Power of Attorney filed for Eternity Two Trust and J.P. Morgan Trust Company of Delaware as an exhibit to Amendment No. 8 to Schedule 13D filed on March 22, 2005, the Power of Attorney filed for SunTrust Delaware Trust Company as an exhibit to the Form 4 for Artsfare 1992 Irrevocable Trust filed on January 31, 2005, the Power of Attorney filed for Artsfare 2006 Trust No. 1 as an exhibit to the Form 3 filed on October 13, 2006, the Power of Attorney filed for Artsfare 2006 Trust No. 1 as an exhibit to the Form 3 filed on October 13, 2006, the Power of Attorney filed for Artsfare 2005 Trust No. 2 as an exhibit to the Form 3 filed on December 22, 2005, the Power of Attorney filed for Shari Arison as an exhibit to the Form 4 filed on January 8, 2006 and the Powers of Attorney filed for the other signatories hereto (other than Eternity Two Trust and J.P. Morgan Trust Company of Delaware) as an exhibit to Amendment No. 4 to Schedule 13D filed on February 23, 2004 are hereby incorporated herein by reference.

                                   SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 27, 2007

ARTSFARE 2003 TRUST
ARTSFARE 2005 TRUST NO. 2
ARTSFARE 2006 TRUST NO. 1
ARTSFARE 2006 TRUST NO. 2
ETERNITY TWO TRUST
JAFASA CONTINUED IRREVOCABLE TRUST
JAMES M. DUBIN
JMD DELAWARE, INC.
J.P. MORGAN TRUST COMPANY OF DELAWARE
MA 1994 B SHARES, INC.
MA 1994 B SHARES, L.P.
MBA I, L.P.
MICKY ARISON
NICKEL 2003 GRAT
NICKEL CONTINUED IRREVOCABLE TRUST
SUNTRUST DELAWARE TRUST COMPANY
SHARI ARISON
TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
TAMMS MANAGEMENT CORPORATION


By:  John J. O'Neil, Attorney-in-Fact


/s/ John J. O'Neil
-----------------------
JOHN J. O'NEIL



JMD-LMA PROTECTOR, INC.
KNIGHT PROTECTOR, INC.

By:  John J. O'Neil, Authorized Signatory


/s/ John J. O'Neil
-----------------------
JOHN J. O'NEIL



/s/ John J. O'Neil
-----------------------
JOHN J. O'NEIL

                               INDEX TO EXHIBITS

EXHIBITS
--------

Exhibit 34 Joint Filing Agreement, dated as of February 27, 2007, among TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Nickel Continued Irrevocable Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity Two Trust, Shari Arison, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1, Artsfare 2006 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust, John J. O'Neil and the Nickel 2003 GRAT.

                                                                    EXHIBIT 34
                                                                    ----------


                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this amendment to Schedule 13D. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date:    February 27, 2007

ARTSFARE 2003 TRUST
ARTSFARE 2005 TRUST NO. 2
ARTSFARE 2006 TRUST NO. 1
ARTSFARE 2006 TRUST NO. 2
ETERNITY TWO TRUST
JAFASA CONTINUED IRREVOCABLE TRUST
JAMES M. DUBIN
JMD DELAWARE, INC.
J.P. MORGAN TRUST COMPANY OF DELAWARE
MA 1994 B SHARES, INC.
MA 1994 B SHARES, L.P.
MBA I, L.P.
MICKY ARISON
NICKEL 2003 GRAT
NICKEL CONTINUED IRREVOCABLE TRUST
SUNTRUST DELAWARE TRUST COMPANY
SHARI ARISON
TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP
TAMMS MANAGEMENT CORPORATION


By:  John J. O'Neil, Attorney-in-Fact


/s/ John J. O'Neil
-----------------------
JOHN J. O'NEIL



JMD-LMA PROTECTOR, INC.
KNIGHT PROTECTOR, INC.

By:  John J. O'Neil, Authorized Signatory


/s/ John J. O'Neil
-----------------------
JOHN J. O'NEIL



/s/ John J. O'Neil
-----------------------
JOHN J. O'NEIL